UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:     001-11141

Health Management Associates, Inc.

(Exact name of registrant as specified in its charter)

5811 Pelican Bay Blvd., Suite 500, Naples, Florida 34108-2710

(Address, including zip code, of registrant’s principal executive offices)

(239) 598-3131

(Telephone number, including area code, of registrant’s principal executive offices)

Zero-Coupon Convertible Senior Subordinated Notes due 2022

Exchange Zero-Coupon Convertible Senior Subordinated Notes due 2022

1.50% Convertible Senior Subordinated Notes due 2023

6.125% Senior Notes due 2016

(Title of each class of securities covered by this Form)

Class A Common Stock, $0.01 par value

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

There are zero (0) holders of record of the Zero-Coupon Convertible Senior Subordinated Notes due 2022 and the Exchange Zero-Coupon Convertible Senior Subordinated Notes due 2022.

There are approximately fifty-four (54) holders of record of the 1.50% Convertible Senior Subordinated Notes due 2023.

There are approximately fifty (50) holders of record of the 6.125% Senior Notes due 2016.

Explanatory Note:

Effective March 1, 2007, the 6.125% Senior Notes due 2016 (the “2016 Notes”) became guaranteed as to payment by certain subsidiaries of Health Management Associates, Inc. (“HMA”). As of such date, the 2016 Notes also became secured by, among other things, the common stock and ownership interests in substantially all of HMA’s subsidiaries. The 2016 Notes are being deregistered to eliminate the costly and time-consuming requirements under Securities and Exchange Commission S-X Rules 3-10 and 3-16.

The reasons for deregistering the Zero-Coupon Convertible Senior Subordinated Notes due 2022, the Exchange Zero-Coupon Convertible Senior Subordinated Notes due 2022 and the 1.50% Convertible Senior Subordinated Notes due 2023 are described in Post-Effective Amendments to Forms S-3 filed with the Securities and Exchange Commission on November 21, 2007.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Health Management Associates, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Health Management Associates, Inc.

Date:	November 21, 2007	By:	/s/ Burke W. Whitman
Burke W. Whitman President and Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.